Exhibit 99.1
Operating and Financial Review and Prospects

OPERATING RESULTS
Trends and Factors Affecting Our Results of Operations
Our results of operations have been influenced and will continue to be influenced by the following factors:

(i)    Effects of Yield Fluctuations

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Yields may also be affected by plague, disease or weed infection and operational problems.
The following table sets forth our average crop, rice and sugarcane yields per hectare for the periods indicated:

	2016/2017	2015/2016	% Change
	Harvest Year (1)	Harvest Year (1)	2016/2017 - 2015/2016
Corn (2)	5.4	5.8	(6.9)%
Soybean	2.9	2.8	3.6%
Soybean (second harvest)	2.5	2.4	4.2%
Cotton lint	0.1	-	-
Wheat (3)	3.0	2.5	20.0%
Sunflower	1.9	1.6	18.8%
Rice	5.9	5.9	0%
Sugarcane	84.3	101.2	(16.7)%

(1)
The table above sets forth current yields in respect of harvest years as of September 30. The portion of harvested area completed as of September 30, 2017 was 88.5% for corn, 100% for soybean first harvest, 100% for soybean second harvest, 100% for wheat, 100% for sunflower and 100% for rice. The portion of harvested area completed as of September 30, 2016 was 100% for corn, 100% for soybean first harvest, 100% for soybean second harvest, 100% for wheat, 100% for sunflower and 100% for rice.

(2)	Includes sorghum, chia and peanut.

(3)	Includes barley.
(ii) Effects of Fluctuations in Production Costs
We experience fluctuations in our production costs due to the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel, (v) farm leases and (vi) labor. The use of advanced technology, however, allows us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include the use of no-till technology (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane milled.

(iii) Effects of Fluctuations in Commodities Prices
Commodity prices have historically experienced substantial fluctuations. For example, between September 30, 2016 and September 30, 2017, ethanol prices decreased by 15.6%, according to Escola Superior de Agricultura “Luiz de Queiroz” (“ESALQ”) data, and sugar prices decreased by 39.9%, according to Intercontinental Exchange of New York (“ICE-NY”) data. Also, based on Chicago Board of Trade (“CBOT”) data, from September 30, 2016 to September 30, 2017, soybean prices increased 1.5% and corn prices increased by 5.5%. Commodity price fluctuations impact our statement of income as follows:

•	Initial recognition and changes in the fair value of biological assets and agricultural produce in respect of unharvested biological assets undergoing biological transformation;

•	Changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and

•	Sales of manufactured products and agricultural produce to third parties.
The following graphs show the spot market price of some of our products since September 30, 2012 to September 30, 2017, highlighting the periods January 1 to September 30, 2016 and January 1 to September 30, 2017:

Soybean in U.S. cents per bushel (CBOT)
2000
1800
1600
1400
1200
1000
800
600
sep-12
sep-13
sep-14
sep-15
sep-16
sep-17

Corn in U.S. cents per bushel (CBOT)
soybean
900
800
700
600
500
400
300
200
sep-12
sep-13
sep-14
sep-15
sep-16
sep-17

Sugar in U.S. cents per pound (ICE-NY)
26
24
22
20
18
16
14
12
10
8
sep-12
sep-13
sep-14
sep-15
sep-16
sep-17

Ethanol in Reais per cubic meter (ESALQ
sugar
2.2
1.9
1.6
1.3
1
0.7
sep-12
sep-13
sep-14
sep-15
sep-16
sep-17

(iv) Fiscal Year and Harvest Year
Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops and rice. A harvest year varies according to the crop or rice plant and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences for their respective harvesting periods. The presentation of production volume (tons) and production area (hectares) in this report in respect of the harvest years for each of our crops and rice starts with the first day of the planting period at the first farm to start planting in that harvest year to the last day of the harvesting period of the crop or rice planting on the last farm to finish harvesting that harvest year.

On the other hand, production volumes for dairy and production volume and production area for sugar, ethanol and energy business are presented on a fiscal year basis.
The financial results in respect of all of our products are presented on a fiscal year basis.

(v) Effects of Fluctuations of the Production Area
Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to September in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and five to six years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. The production area for sugarcane can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year. The following table sets forth the production area for the periods indicated:

	Nine-month period ended September 30,
	2017	2016	Chg (%)
	(Hectares)
Crops (1)	145,410	140,079	3.8%
Rice	39,728	37,580	5.7%
Sugar, Ethanol and Energy	142,133	133,455	6.5%

(1) Does not include second crop area or forage.
The increase in crop and rice production area in 2017 compared to 2016 was mainly driven by the transformation of underdeveloped hectares and an increase in leased hectares due to higher margins. The increase in sugar, ethanol and energy production area in 2017 is explained by an increase in leased hectares that provide sufficient cane supply for the entire year.

(vi) Effect of Acquisitions and Dispositions
The comparability of our results of operations is also affected by the completion of significant acquisitions and dispositions. Our results of operations for earlier periods that do not include a recently completed acquisition or do include farming operations subsequently disposed of may not be comparable to the results of a more recent period that reflects the results of such acquisition or disposition. During the nine-month periods ended September 30, 2016 and 2017, there were no significant acquisitions or dispositions.

(vii) Macroeconomic Developments in Emerging Markets
We generate nearly all of our revenue from the production of food and renewable energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. The emerging markets where we conduct our business (including Argentina, Brazil and Uruguay) remain subject to such fluctuations.

(viii) Effects of Export Taxes on Our Products
Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products. As of today, the only product that remains subject to export taxes is soybean and its derivatives. Soybean was subject to an export tax of 35.0% between 2002 and December 2015, when it was reduced to 30.0%. The government recently announced that beginning in January 2018 the export tax on soybean will be gradually reduced by 0.5% per month until the export tax rate reaches 18.0%.

As local prices are determined taking into consideration the export parity reference, any increase or decrease in export taxes would affect our financial results.

(ix) Effects of Foreign Currency Fluctuations
Each of our Argentine, Brazilian and Uruguayan subsidiaries uses local currency as its functional currency. A significant portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. For each of our subsidiaries’ statements of income, foreign currency transactions are translated into the local currency, as such subsidiaries’ functional currency, using the exchange rates prevailing as of the dates of the relevant specific transactions. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income under “finance income” or “finance costs,” as applicable. Our Consolidated Financial Statements are presented in U.S. dollars, and foreign exchange differences that arise in the translation process are disclosed in the consolidated statement of comprehensive income.
As of September 30, 2017, the Peso-U.S. dollar exchange rate was Ps.17.3 per U.S. dollar as compared to Ps.15.3 per U.S. dollar as of September 30, 2016. As of September 30, 2017, the Real-U.S. dollar exchange rate was R$3.2 per U.S. dollar as compared to R$3.3 per U.S. dollar as of September 30, 2016.

The following graph shows the Argentine Peso-U.S. dollar rate and the Real-U.S. dollar rate of exchange for the periods since September 30, 2012 to September 30, 2017, highlighting the periods January 1 to September 30, 2016 and January 1 to September 30, 2017:
Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.

(x) Seasonality

Our business activities are inherently seasonal. We generally harvest and sell corn, soybean, rice and sunflower between February and August, and wheat from December to January. With the implementation of “continuous harvest”, sugarcane production is more stable during the year; however, the typical harvesting period in Brazil begins between April and May and ends between November and December. Sales of ethanol are generally concentrated during off-season to capture higher seasonal prices. Sales in other business segments, such as in our Dairy segment, tend to be more stable. However, milk sales are generally higher during the fourth quarter, when weather conditions are more favorable for production. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition,our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce” line item. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce” in our Form 20-F.

(xi) Land Transformation
Our business model includes the transformation of pasture and unproductive land into land suitable for growing various crops and the transformation of inefficient farms into farms suitable for more efficient uses through the implementation of advanced and sustainable agricultural practices, such as "no-till" technology and crop rotation. During approximately the first three to five years of the land transformation process of any given parcel, we must invest heavily in transforming the land, and, accordingly, crop yields during such period tend to be lower than crop yields once the land is completely transformed. After the transformation process has been completed, the land requires less investment, and crop yields gradually increase. As a result, there may be variations in our results from one season to the next according to the amount of land in the process of transformation.
Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time. Please see also “Risk Factors—Risks Related to Argentina-Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “Risk Factors—Risks Related to Brazil—Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” included in “Item 3. Risk Factors” in our Form 20-F.
The results included in the Land Transformation segment are related to the acquisition and disposition of farmland businesses and not to the physical transformation of the land. The decision to acquire and/or dispose of a farmland business depends on several market factors that vary from period to period, rendering the results of these activities in one financial period when an acquisition of disposition occurs not directly comparable to the results in other financial periods when no acquisitions or dispositions occurred.

(xii) Capital Expenditures and Other Investments
Our capital expenditures during the last two years consisted mainly of expenses related to (i) acquiring land, (ii) transforming and increasing the productivity of our land, (iii) planting sugarcane and (iv) expanding and upgrading our production facilities. Capital expenditures (including both maintenance and expansion) totaled $144.6 million for the nine-month period ended September 30, 2017 in comparison with $93.9 million in the same period of 2016. This increase is primarily due to the renewal and expansion of our sugarcane plantation and the purchase of agricultural and industrial equipment, mainly related to the expansion of crushing capacity in Angélica from 4.8 tons per hour to 5.7 tons per hour. See also “—Capital Expenditure Commitments.”

(xiii) Effects of Corporate Taxes on Our Income
We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2017 in each of the countries in which we operate:

Tax Rate (%)
Argentina	35
Brazil(1)	34
Uruguay	25
____________

(1)	Including the Social Contribution on Net Profit (CSLL)

Critical Accounting Policies and Estimates

The Company’s critical accounting policies and estimates are consistent with those described in Note 33 to the Audited Consolidated Financial Statements included in our Form 20-F.

Operating Segments

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Company operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•The Company’s ‘Farming’ business is comprised of four reportable segments:

•
The Company’s ‘Crops’ segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties and the purchase and sale of crops produced by third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•	The Company’s ‘Rice’ segment consists of planting, harvesting, processing and marketing of rice;

•	The Company’s ‘Dairy’ segment consists of the production and sale of milk;

•
The Company’s ‘All other segments’ segment consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group’s management does not consider them to be of continuing significance, namely, Coffee and Cattle.

•The Company’s ‘Sugar, Ethanol and Energy’ segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•The Company’s ‘Land Transformation’ segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

•The Company’s ‘Corporate’ segment comprises certain other activities of a holding function nature not allocable to the segments

The following table presents selected historical financial and operating data solely for the periods indicated below as it is used for our discussion of results of operations. In respect of production data only as of September 30, 2017, we have not yet completed the 2016/2017 harvest year crops. The harvested tons presented correspond to the harvest completed as of September 30, 2017.

	Nine-month period ended September 30,
	2017 (Unaudited)	2016 (Unaudited)	Chg (%)
	(In thousands of $)
Sales
Farming Business	232,660	212,727	9.4%
Crops	144,097	109,648	31.4%
Soybean (1)	66,977	56,108	19.4%
Corn (2)	58.735	35,609	64.9%
Wheat (3)	11,078	7,633	45.1%
Sunflower	2,932	6,364	(53.90)%
Cotton Lint	310	1,275	(75.70)%
Other crops (4)	4,065	2,659	52.9%
Rice (5)	59,497	80,889	(26.40)%
Dairy	28,253	21,413	31.9%
All other segments (6)	813	777	4.6%
Sugar, Ethanol and Energy Business	424,949	324,420	31.0%
Sugar	232,442	186,575	24.6%
Ethanol	146,418	107,834	35.8%
Energy	46,088	29,791	54.7%
Other (7)	1	220	(99.50)%
Total	657,609	537,148	22.4%
Land Transformation (8)	–	–	–

	2016/2017	2015/2016
	Harvest Year (9) (Unaudited)	Harvest Year (9) (Unaudited)	Chg (%)
Production
Farming Business
Crops (tons) (10)	539,730	583,640	0.1%
Soybean (tons)	206,232	237,681	(13.20)%
Corn (tons) (2)	252,531	248,270	1.7%
Wheat (tons) (3)	115,338	82,167	40.4%
Sunflower (tons)	10,112	15,521	(34.80)%
Cotton Lint (tons)	198	–	–
Rice (11) (tons)	234,818	220,758	6.4%

	Nine-month period ended September 30,
	2017 (Unaudited)	2016 (Unaudited)	Chg (%)
Processed rice (12) (tons)	187,946	182,803	2.8%
Dairy (13) (thousand liters)	68,054	67,682	0.5%
Sugar, Ethanol and Energy Business
Sugar (tons)	470,129	488,135	(3.70)%
Ethanol (cubic meters)	327,778	301,196	8.8%
Energy (MWh)	543,583	493,045	10.3%
Land Transformation Business (hectares traded)	–	–	–

	2016/2017	2015/2016
	Harvest Year (Unaudited)	Harvest Year (Unaudited)	Chg (%)
	(Hectares)
Planted Area
Farming Business (14)
Crops	190,336	178,490	6.6%
Soybean	84,434	88,377	(4.50)%
Corn (2)	54,653	42,657	28.1%
Wheat (3)	38,009	32,396	17.3%
Sunflower	5,413	9,547	(43.30)%
Cotton	2,640	–	–
Forage	5,177	5,514	(6.10)%
Rice	39,728	37,580	5.7%
Total Planted Area	230,054	216,070	6.5%
Second Harvest Area	39,739	32,896	20.8%
Leased Area	64,245	57,595	11.5%
Owned Croppable Area (15)	120,893	120,065	0.7%

	2017	2016	Chg (%)
Sugar, Ethanol and Energy Business
Sugarcane plantation	142,133	133,455	6.5%
Owned land	9,145	9,145	0.0%
Leased land	132,988	124,310	7.0%

(1)	Includes soybean, soybean oil and soybean meal.

(2)	Includes sorghum, chia and peanuts.

(3)	Includes barley.

(4)	Includes seeds and farming services.

(5)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.

(6)
All other segments include our cattle business which primarily consists of leasing land to a third party based on the price of beef. See “Item 4. Information on the Company—B. Business Overview—Cattle Business.” in our Form 20-F.

(7) Includes operating leases and other services.
(8) Represents capital gain from the sale of land.

(9) The table reflects the production in respect of harvest years as of September 30.

(10)	Crop production does not include tons 28,100 and 31,755 tons of forage produced as of September 30, in the 2016/2017 and 2015/2016 harvest years, respectively.

(11)
Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.

(12)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of rough rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).

(13)	Raw milk produced at our dairy farms.

(14)	Includes hectares planted in the second harvest.

(15)	Does not include potential croppable areas being evaluated for transformation and does not include forage area.

Nine-month period ended September 30, 2017 as compared to nine-month period ended September 30, 2016
The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	Nine-month period ended September 30,
	2017 (Unaudited)	2016 (Unaudited)
	(In thousands of $ )
Sales of goods and services rendered	657,609	537,147
Cost of goods sold and services rendered	(542,199)	(428,865)
Initial recognition and Changes in fair value of biological assets and agricultural produce	24,226	108,924
Changes in net realizable value of agricultural produce after harvest	8,036	(6,206)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	147,672	211,000
General and administrative expenses	(44,483)	(36,204)
Selling expenses	(64,758)	(50,015)
Other operating income, net	39,400	(22,953)
Profit from Operations Before Financing and Taxation	77,831	101,828
Finance income	8,742	6,975
Finance costs	(76,679)	(114,093)
Financial results, net	(67,937)	(107,118)
Profit / (Loss) Before Income Tax	9,894	(5,290)
Income tax expense	(3,084)	(2,901)
Profit / (Loss) for the Period	6,810	(8,191)

Sales of Goods and Services Rendered

Nine-month period ended September 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2017 (Unaudited)	144,097	59,497	28,253	813	424,949	657,609
2016 (Unaudited)	109,648	80,889	21,413	777	324,420	537,147
Sales of manufactured products and services rendered increased 22.4%, from $537.1 million during the nine-month period ended September 30, 2016 to $657.6 million during the same period in 2017, primarily as a result of:

• a $100.5 million increase in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 10.9% increase in the price of ethanol, from $492.3 per cubic meter during the nine-month period ended September 30, 2016 to $545.9 per cubic meter during the same period in 2017; (ii) a 29.0% increase in the price of energy, from $55.2 per MWh during the nine-month period ended September 30, 2016 to $71.3 in the same period in 2017; (iii) a 10% increase in the volume of sugar and ethanol sold, measured in TRS(*), from 1.0 million tons during the nine-month period ended September 30, 2016 to 1.1 million tons during the same period in 2017; and (iv) a 19.8% increase in the volume of energy sold, from 539.9 thousand MWh during the nine-month period ended September 30, 2016 to 647.0 thousand MWh in the same period in 2017. The increase in volume of sugar and ethanol sold was due to: (i) lower inventories build-up, of 130.5 thousand tons in 2017 compared to a build-up of 248.9 thousand tons measured in TRS in 2016; and (ii) a 0.5% increase in the sugarcane milled, from 8.0 million tons during the nine-month period ended September 30, 2016 to 8.0 million tons during the same period of 2017. The increase in the volume of energy sold was due to: (i) a 104.5% increase in the volume of third parties energy sales, from 54.8 MWh to 112.1 MWh; and (ii) a 9.6% increase in cogeneration efficiency, from 61.6 KWh per ton during the nine-month period ended September 30, 2016 to 67.6 KWh per ton during the same period in 2017, which is primarily due to improvements in the cogeneration process coupled with more straw collected from the fields and burned in the boilers to take advantage of high spot energy prices. These increases were partially offset by a 2.4% decrease in the price of sugar, from $360.2 per ton during the nine-month period ended September 30, 2016 to $351.5 per ton during the same period in 2017.

The following chart sets forth the variables that determine our Sugar and Ethanol sales:

(*) On average, one metric ton of sugarcane contains 140 kilograms of TRS (Total Recoverable Sugar). While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms.

The following chart sets forth the variables that determine our Energy sales:
The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Nine-month period ended September 30,
	2017	2016	Chg %	2017	2016	Chg %	2017	2016	Chg %
	(Unaudited)
	(In millions of $)			(In thousands units)			(In dollars per unit)
Ethanol (M3)	146.4	107.8	35.8%	268.2	219.0	22.5%	545.9	492.3	10.9%
Sugar (tons)	232.4	186.6	24.5%	606.7	518.0	17.1%	351.5	360.2	(2.40)%
Energy (MWh)	46.1	29.8	54.7%	647.0	539.9	19.8%	71.2	55.2	29.0%
Total	424.9	324.4	31.0%

•
a $34.5 million increase in our Crops segment mainly driven by: (i) a 62.3% increase in the volume of corn sold, from 215.0 thousand tons in the nine-month period ended September 30, 2016 to 348.9 thousand tons in the same period in 2017; (ii) a 45.1% increase in the volume of wheat sold, from 50.1 thousand tons during the nine-month period ended September 30, 2016 to 72.7 thousand tons in the same period in 2017; (iii) a 8.9% increase in soybean prices, from $263.5 per ton in the nine-month period ended September 30, 2016 to $287.4 per ton in the same period in 2017. The increase in the volume of corn sold was mainly driven by: (i) higher sales of commercialized corn from third parties profiting from arbitrage opportunities, from 15.8 thousand tons in the nine-month period ended September 30, 2016 to 163.7 thousand tons in the same period for 2017; (ii) a 6.9% decrease in yields, from 5.8 tons per hectare in the nine-month period ended September 30, 2016 to 5.4 tons per hectare in the same period of 2017; and (iii) an increase in planted area due to crop rotation and higher expected margins, partially offset by an inventories build-up of 43.5 thousand tons during the nine-month period ended September 30, 2017, compared to a build-up of 38.6 thousand tons during the same period in 2016. The increase in the volume of wheat sold was mainly due to an inventories sell-off in the nine-month period ended September 30, 2017 of 44.2 thousand tons compared to an inventories sell-off of 35.9 thousand tons in the same period in 2016.

	Nine-month period ended September 30,
	2017	2016	Chg %	2017	2016	Chg %	2017	2016	Chg %
	(Unaudited)
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	61.9	56.1	10.3%	215.4	212.9	1.2%	287.4	263.5	9.1%
Corn (1)	58.7	35.6	64.9%	348.9	215.0	62.3%	168.3	165.6	1.6%
Wheat (2)	11.1	7.6	46.1%	72.7	50.1	45.1%	152.7	151.7	0.7%
Others	12.4	10.3	20.4%
Total	144.1	109.6	31.5%
____________

(1) Includes sorghum.
(2) Includes barley.

•
a $6.8 million increase in our Dairy segment mainly caused by: (i) a 38.5% increase in fluid milk prices from $0.26 per liter in the nine-month period ended September 30, 2016 to $0.36 per liter in the same period in 2017 due to unfavorable weather conditions in Argentina that negatively impacted production at country level; (ii) a 0.8% increase in the amount of liters of fluid milk sold, from 72.5 million liters in the nine-month period ended September 30, 2016 to 73.1 million liters in the same period in 2017. The increase in the amount of volumes sold is attributable to a 0.7% increase in the size of the milking cow herd in order to supply our new free stall 3, from an average of 6,851 heads in the nine-month period ended September 30, 2016 to an average of 6,901 heads in the same period in 2017. In our free-stall production system, cows are confined in barns where they are protected from harsh weather conditions (rain, wind, heat, etc.), and as a result, our productivity was not affected by the unfavorable weather conditions.

This was partially offset by:

•
a $21.4 million decrease in our Rice segment, mainly due to a: (i) 33.4% decrease in the volume of white rice sold measured in tons of rough rice, from 255.8 thousand tons during the nine-month period ended September 30, 2016 to 170.4 thousand tons during the same period in 2017; and (ii) a 24.6% decrease in the sale of by-products, from $8.1 million in the nine-month period ended September 30, 2016 to $6.1 million in the same period in 2017. The decrease in the volume of white rice sold is explained by higher inventories build-up of 112.5 thousand tons during the nine-month period ended September 30, 2017 compared to 5.8 thousand tons during the same period in 2016, as a commercial strategy to postpone sales towards the fourth quarter of 2017, in order to capture higher prices; which was partially offset by a 5.6% increase in the area under production from 37.6 thousand hectares in the nine-month period ended September 30, 2016 to 39.7 thousand hectares in the same period in 2017.

Cost of Goods and Services Rendered

Nine-month period ended September 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2017 (Unaudited)	(143,355)	(50,133)	(27,921)	(324)	(320,466)	(542,199)
2016 (Unaudited)	(109,268)	(69,792)	(21,298)	(142)	(228,365)	(428,865)
In the case of our agricultural produce sold to third parties (i.e. soybean, corn, wheat and fluid milk), the value of Cost of Goods and Services Rendered is equal to the value of Sales and Services Rendered. The profit of these products is fully recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest.” When the agricultural produce is sold to third parties we do not record any additional profit as the gain or loss has already been recognized.
In the case of our manufactured products sold to third parties (i.e. sugar, ethanol, energy and white rice), the profit is recognized when they are sold. The Cost of Goods and Services Rendered of these products includes, among others, the cost of the agricultural produce (i.e. harvested sugarcane and rough rice), which is the raw material used in the industrial process and is transferred internally from the farm to the industry at fair market value.
Cost of manufactured products sold and services rendered increased 26.4%, from $428.9 million during the nine-month period ended September 30, 2016 to $542.2 million during the same period in 2017. This increase was primarily due to:

•
a $92.1 million increase in our Sugar, Ethanol and Energy segment, mainly due to: (i) the 25.7% increase in the volume of sugar and ethanol sold measured in TRS; and (ii) a higher unitary cost in dollar terms due to a 16.7% decrease in sugarcane yields, from 101.2 tons per hectare in the nine-month period ended September 2016 to 84.3 tons per hectare in the same period of 2017, coupled with the appreciation of the Brazilian Real during the nine-month period ended September 30, 2017 compared to the same period in 2016.

•	a $34.1 million increase in our Crops segment mainly due to the increase in Sales of Goods and Services Rendered.

•	a $6.6 million increase in our Dairy segment mainly due to the increase in Sales of Goods and Services Rendered.
Partially offset by:

•
a $19.7 million decrease in our Rice segment, mainly due to the 30.4% decrease in volume sold, partially offset by a 3.3% increase in the unitary cost in dollar terms due to the higher rate of inflation, as compared to depreciation, of the Argentine Peso during the nine-month period ended September 30, 2017 compared to the same period in 2016.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Nine-month period ended September 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2017 (Unaudited)	13,451	6,228	7,426	(244)	(2,635)	24,226
2016 (Unaudited)	42,852	10,047	3,707	128	52,190	108,924

Initial recognition and changes in fair value of biological assets and agricultural produce decreased 77.8%, from $108.9 million during the nine-month period ended September 30, 2016 to $24.2 million during the same period in 2017. The decrease was mainly due to:

•
A $54.8 million decrease in our Sugar, Ethanol and Energy segment from a gain of $52.2 million during the nine-month period ended September 30, 2016 (of which $8.4 million were unrealized) to a loss of $2.6 million during the same period in 2017 (which includes $17.4 million of unrealized losses). This decrease was mainly due to:

- a $37.5 million decrease in the recognition at fair value less cost to sell of non-harvested sugarcane, from a gain of $21.4 million during the nine-month period ended September 30, 2016 to a loss of $16.1 million in the same period in 2017, mainly generated by: (i) a decrease in projected sugar prices for the following 12-months, which input is used in the discounted Cash-Flow model that determines the value of our sugarcane plantation as of September 30; and (ii) a decrease in projected sugarcane yields, as expected yields in 2016 were exceptionally above average due to favorable weather conditions.
- a $17.4 million decrease in the recognition at fair value less cost to sell of harvested sugarcane at the point of harvest, from $30.8 million during the nine-month period ended September 30, 2016 to $13.4 million during the same period in 2017 due to a 16.7% decrease in sugarcane yields, from 101.2 tons per hectare in the nine-month period ended September 30, 2016 to 84.3 tons per hectare in the same period in 2017, due to above average yields achieved in 2016 as a result of favorable weather conditions.

•
A $29.3 million decrease in our Crops segment from $42.8 million during the nine-month period ended September 30, 2016 (of which $9.9 million were unrealized) to $13.5 million during the same period in 2017 (of which $3.7 million were unrealized). This decrease is primarily due to:

-
a decrease of $29.4 million in the recognition at fair value less cost to sell of crops at the point of harvest, from $42.8 million in the nine-month period ended September 30, 2016 to $13.4 million in the same period in 2017, mainly due to lower commodities prices at the moment of harvesting and higher production costs due to the real appreciation of the Argentine Peso.

•
A $3.8 million decrease in our Rice segment, due to a decrease in the recognition at fair value less cost to sell of harvested rice at the point of harvest, from $10.0 million during the nine-month period ended September 30, 2016 (of which $6.0 million were unrealized) to $6.2 million during the same period in 2017 (of which $3.6 million were unrealized), mainly due to the real appreciation of the Argentine Peso in 2017.

These decreases were partially offset by:

•
a $3.7 million increase in our Dairy segment, mainly due to the increase in the recognition at fair value less cost to sell of fluid milk, from $3.7 million during the nine-month period ended September 30, 2016 to $7.4 million during the same period in 2017, mainly due to the 32.5% increase in fluid milk prices.

Changes in Net Realizable Value of Agricultural Produce after Harvest

Nine-month period ended September 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2017 (Unaudited)	8,036	-	-	-	-	8,036
2016 (Unaudited)	(6,206)	-	-	-	-	(6,206)

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory, which impacts its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports. Changes in net realizable value of agricultural produce after harvest increased from a loss of $6.2 million during the nine-month period ended September 30, 2016 to a gain of $8.0 million during the same period in 2017. This increase is mainly explained by the result of the mark-to-market of soybean and corn forward contracts which generated a loss in 2016 due to an increase in prices during the period and a gain in 2017 due to a decrease in prices during the period.

General and Administrative Expenses

Nine-month period ended September 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2017 (Unaudited)	(2,168)	(3,384)	(742)	(130)	(21,850)	(16,209)	(44,483)
2016 (Unaudited)	(1,934)	(2,283)	(740)	(195)	(15,169)	(15,883)	(36,204)
Our general and administrative expenses increased 22.9%, from $36.2 million during the nine-month period ended September 30, 2016 to $44.5 million during the same period in 2017. The increase is mainly explained by the appreciation of the Brazilian Real.

Selling Expenses

Nine-month period ended September 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2017 (Unaudited)	(5,250)	(8,721)	(667)	(39)	(49,990)	(91)	(64,758)
2016 (Unaudited)	(4,421)	(9,238)	(476)	(46)	(35,803)	(31)	(50,015)
Selling expenses increased 29.5%, from $50.0 million during the nine-month period ended September 30, 2016 to $64.8 million during the same period in 2017, mainly explained by the increase in sugar and ethanol sales coupled with the appreciation of the Brazilian Real.

Other Operating Income, Net

Nine-month period ended September 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2017 (Unaudited)	7,201	623	530	(161)	31,236	(29)	39,400
2016 (Unaudited)	(8,796)	314	468	8,137	(22,877)	(199)	(22,953)
Other operating income increased from a $23.0 million loss during the nine-month period ended September 30, 2016 to a $39.4 million gain during the same period in 2017, primarily due to:

•	a $54.1 million increase in our Sugar, Ethanol & Energy segment mainly explained by the mark-to-market effect of our sugar hedge positions;

•	a $16.0 million increase in our Crops segment due to the mark-to-market effect of our soybean and corn hedge positions.
Other operating income, net of our Rice, Dairy, All other segments, Land Transformation and Corporate segments remained essentially unchanged.
Financial Results, Net
Our financial results, net improved from a loss of $107.1 million during the nine-month period ended September 30, in 2016 to a loss of $67.9 million during the same period in 2017. This was mainly due to a $10.7 million loss that was reclassified from Equity to the “Financial Result, net” line item in the nine-month period ended September 30, 2017, in comparison with the $52.2 million loss that was reclassified in the same period in 2016, as a result of the Brazilian Real appreciation (see “—Hedge Accounting—Cash Flow Hedge” described on Note 2 to our Unaudited Interim Consolidated Financial Statements).

The following table sets forth the breakdown of financial results for the periods indicated.

	Nine-month period ended September 30,
	2017 (Unaudited)	2016 (Unaudited)
	(In $ thousands)
Interest income	8,446	6,723
Interest expense	(39,953)	(35,428)
Foreign exchange losses, net	(18,510)	(15,184)
Cash flow hedge – transfer from equity	(10,689)	(52,186)
Loss from interest rate /foreign exchange rate derivative financial instruments	(2,052)	(6,839)
Taxes	(2,276)	(1,913)
Other Expenses net	(2,903)	(2,291)
Total Financial Results	(67,937)	(107,118)

Income Tax expense
Current income tax charge totaled a loss of $3.1 million during the nine-month period ended September 30, 2017, which equates to a consolidated effective tax rate of 31.2%. For the same period in 2016, we registered an income tax loss of $2.9 million. In 2017, we recorded non-deductible expenses in the amount of $1.2 million. We also recorded approximately $1.4 million in non-taxable reimbursements on exports in respect of our operations in Brazil. In 2016, despite having a loss before income tax, we recognized tax expense, as a result of non deductible expenses of (i) $0.7 million in Uruguay mainly related to derivatives, and (ii) $2.2 million in Brazil, due to thin capitalization limits and senior management salaries, that are non deductible.

Profit for the period
As a result of the foregoing, our net income during the nine-month period ended September 30, 2017 increased $15.0 million, from a loss of $8.2 million during the same period in 2016 to a gain of $6.8 million in 2017.

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resources are and will be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;

•	our capital expenditure requirements, which consist primarily of investments in new farmland, in our operations, in equipment and plant facilities and maintenance costs; and

•	our working capital requirements.

Our principal sources of liquidity have traditionally consisted of shareholders’ contributions, short and long term borrowings and proceeds received from the disposition of transformed farmland or subsidiaries.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

Nine-month period ended September 30, 2017 and 2016

The table below reflects our statements of Cash Flow for the nine-month period ended September 30, 2017 and 2016.

	Nine-month period
	2017	2016
	(Unaudited, in thousands of $)
Cash and cash equivalent at the beginning of the period	158,568	198,894
Net cash generated from operating activities	98,614	35,091
Net cash used in investing activities	(134,315)	(82,251)
Net cash generated /(used by)by financial activities	405,295	(23,120)
Effect of exchange rate changes on cash and cash equivalent	(4,987)	7,868
Cash and cash equivalent at the end of the period	523,175	136,482

Operating Activities
Period ended September 30, 2017
Net cash generated by operating activities was $98.6 million for the nine-month period ended September 30, 2017. During this period, we generated a net profit of $6.8 million that included non-cash charges relating primarily to depreciation and amortization of $109.4 million, losses from interest and other expenses, net of $33.7 million, losses from foreign exchange, net of $18.5 million and $10.7 million Cash Flow hedge transfer from Equity. All these effects were partially offset by a gain from derivative financial instruments of $38.8 million and initial recognition and changes in fair value of non-harvested biological assets unrealized of $8.4 million.

In addition, other changes in operating assets and liability balances resulted in a net decrease in cash of $53.2 million, primarily due to an increase of $48.5 million in trade and other receivables, an increase in inventories of $56.9 million, a decrease of $19.9 million in trade and other payables. All these effects were partially offset by a decrease of $40.1 million in derivative financial instruments, a decrease of $24.6 million in biological assets and an increase of $7.3 million in payroll and social security liabilities.

Period ended September 30, 2016
Net cash generated by operating activities was $35.1 million for the nine-month period ended September 30, 2016. During this period, we generated a net loss of $8.2 million that included non-cash charges relating primarily to depreciation and amortization of $82.4 million, losses from derivative financial instruments and forwards contracts of $38.6 million, losses from foreign exchange, net of $15.2 million, losses from interest and other expenses of $31.0 and $52.2 million Cash flow hedge transfer from equity. All these effects were partially offset by a gain from initial recognition and changes in fair value of non-harvested biological assets unrealized of $36.5 million.

In addition, other changes in operating assets and liability balances resulted in a net decrease in cash of $146.2 million, primarily due to an increase of $77.4 million in trade and other receivables, an increase of $107.3 million in biological assets and an increase of $27.4 million in derivative financial instruments. All these effects were partially offset by a decrease of $47.0 million in inventories and an increase of $12.0 million in trade and other payables. The Company´s business is highly seasonal with high working capital requirements during the first three quarters of the year. The majority of cash flow is generated in the fourth quarter, when the bulk of our production is sold.

Investing Activities

Period ended September 30, 2017

Net cash used in investing activities totaled $134.3 million in the nine-month period ended September 30, 2017, primarily due to $61.6 million related to the renewal and expansion of our sugarcane plantation and $80.6 million related to the purchase of agricultural and industrial equipment. All these effects were partially offset by Interest received of $8.4 million.

Period ended September 30, 2016

Net cash used in investing activities totaled $82.3 million in the nine-month period ended September 30, 2016, primarily due to $50.9 million related to the renewal and expansion of our sugarcane plantation; $32.4 million related to purchase of agricultural and industrial equipment, and $17 million related to other capital expenditures, totaling $92.9 million.

Financing Activities

Period ended September 30, 2017

Net cash provided by financing activities was $405.3 million in the period ended September 30, 2017, primarily derived from the issuance of senior notes 2027 (*) for $496.2 million with the main objective of cancelling financial debt in Brazil, the incurrence of a new syndicated long term loan lead by Rabobank and ING among others in the amounts of $230.4 million and short term loan of $92.7 million, respectively, mainly for our Brazilian Sugar, Ethanol and Energy business. This effect was partially offset by net payments of long and short term borrowings in the amounts of $329.9 million and $28.5 million, respectively, interest paid for $33.4 million and purchase of own shares for $11.3 million.

(*) Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year, beginning on March 21, 2018. The total proceeds nets of expenses was US$ 496.5 million.

Period ended September 30, 2016

Net cash provided by financing activities was $23.1 million in the period ended September 30, 2016, primarily derived from the incurrence of new long and short term loans in the amounts of $111.6 million and $207.4 million, respectively, mainly for our Brazilian Sugar, Ethanol and Energy business. This effect was partially offset by net payments of short and long term borrowings in the amounts of $144.5 million and $162.7 million, respectively. During this period, interest paid totaled $31.8 million.

Cash and Cash Equivalents

Historically, since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011 we obtained $421.8 million from the IPO and the sale of shares in a concurrent private placement (See “Item 4. Information on the Company—A. History and Development of the Company” in our Form 20-F). As of September 30, 2017, our cash and cash equivalents amounted to $523.2 million.

However, we may need additional cash resources in the future to continue our investment plans. Also, we may need additional cash if we experience a change in business conditions or other developments. We also might need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisitions, strategic alliances or other similar investments. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we might seek to issue debt or additional equity securities or obtain additional credit facilities or realize the disposition of transformed farmland and/or subsidiaries. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of additional indebtedness could increase our debt service obligations and cause us to become subject to additional restrictive operating and financial covenants, and could require that we pledge collateral to secure those borrowings, if permitted to do so. It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms that would be acceptable to us or at all.

Projected Sources and Uses of Cash

We anticipate that we will generate cash from the following sources:

•	operating cash flow;

•	debt financing;

•	the dispositions of transformed farmland and/or subsidiaries; and

•	debt or equity offerings.

We anticipate that we will use our cash:

•	for other working capital purposes;

•	to meet our budgeted capital expenditures;

•	to make investment in new projects related to our business; and

•	to refinance our current debts.

Indebtedness and Financial Instruments

The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	September 30, 2017	December 31, 2016
	(unaudited)
Fixed rate:
Less than 1 year	146,316	67,682
Between 1 and 2 years	43,863	43,630
Between 2 and 3 years	25,258	40,047
Between 3 and 4 years	22,434	21,857
Between 4 and 5 years	21,751	21,116
More than 5 years	501,561	20,239
	761,183	214,571
Variable rate:
Less than 1 year	36,921	137,331
Between 1 and 2 years	103,514	150,517
Between 2 and 3 years	95,303	81,947
Between 3 and 4 years	86,111	18,457
Between 4 and 5 years	20,969	18,309
More than 5 years	4,757	14,083
	347,575	420,644
	1,108,758	635,215

(1)	The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

During 2017 and 2016 the Company was in compliance with all financial covenants.

Short-term Debt.

As of September 30, 2017, our short term debt totaled $183.2 million.

We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

Capital Expenditure Commitments

During the nine-month period ended September 30, 2017, our capital expenditures totalled $143.2 million. Our capital expenditures consisted mainly of purchases of property, plant and equipment, mainly related to the renewal and expansion of our sugarcane plantation $61.6 million, and $81.6 million related to purchase of agricultural and industrial equipment, totaling $143.2 million.